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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                        Tompkins County Trustco, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   890108103
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement /   /.  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 890108103

1.       NAME OF REPORTING PERSON

         RHP Incorporated

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         I.R.S. I.D. # 15-0554498

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)      / X  /
(b)      /    /

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware (U.S.A.)

5.       SOLE VOTING POWER

         244,371 shares

6.       SHARED VOTING POWER

         N/A

7.       SOLE DISPOSITIVE POWER

         244,371 shares

8.       SHARED DISPOSITIVE POWER

         N/A

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         265,542 shares (see narrative in Item 6 below)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*  /   /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.5%

12.      TYPE OF REPORTING PERSON*

         CO
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CUSIP No. 890108103

1.       NAME OF REPORTING PERSON

         Park Foundation, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         I.R.S. I.D. # 16-6071043

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)      / X  /
(b)      /    /

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         North Carolina (U.S.A.)

5.       SOLE VOTING POWER

         21,171 shares

6.       SHARED VOTING POWER

         N/A

7.       SOLE DISPOSITIVE POWER

         21,171 shares

8.       SHARED DISPOSITIVE POWER

         N/A

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         265,542 shares (see narrative in Item 6 below)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   /   /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.5%

12.      TYPE OF REPORTING PERSON*

         CO
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CUSIP No. 890108103

1.       NAME OF REPORTING PERSON

         Dorothy D. Park

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         I.R.S. I.D. # ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)      / X  /
(b)      /    /

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

5.       SOLE VOTING POWER

         N/A

6.       SHARED VOTING POWER

         265,542 shares (indirectly, in a variety of capacities, as discussed below)

7.       SOLE DISPOSITIVE POWER

         N/A

8.       SHARED DISPOSITIVE POWER

         265,542 shares (indirectly, in a variety of capacities, as discussed below)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         265,542 shares (see narrative in Item 6 below)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   /   /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.5%

12.      TYPE OF REPORTING PERSON*
         OO
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CUSIP No. 890108103

1.       NAME OF REPORTING PERSON

         Dorothy D. Park, Personal Representative of the Estate of Roy H. Park

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         I.R.S. I.D. # 16-6401124

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)      / X  /
(b)      /    /

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

5.       SOLE VOTING POWER

         N/A

6.       SHARED VOTING POWER

         244,371 shares (through ownership of shares of RHP Incorporated)

7.       SOLE DISPOSITIVE POWER

         N/A

8.       SHARED DISPOSITIVE POWER

         244,371 shares (through ownership of shares of RHP Incorporated)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         265,542 shares (see narrative in Item 6 below)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   /   /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.5%

12.      TYPE OF REPORTING PERSON*
         OO
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Item 1.  Security and Issuer

(a)      Name of the Issuer:  Tompkins County Trustco, Inc.

(b)      Address of Issuer's Principal Executive Offices:

         The Commons
         P.O. Box 460
         Ithaca, N.Y.  14851

Item 2.  Identity and Background

(a)      Name of Person Filing:

         RHP Incorporated

         Park Foundation, Inc.

         Dorothy D. Park

         Dorothy D. Park, Personal Representative of the Estate of Roy H. Park

(b)      Address of Principal Business Office or, if none, Residence:

         RHP Incorporated
         Park Foundation, Inc.
         P.O. Box 550
         Ithaca, New York 14850

         Dorothy D. Park
         Dorothy D. Park, Personal Representative
           of the Estate of Roy H. Park
         205 Devon Rd.
         Ithaca, New York 14851

(c)      Citizenship:

         RHP Incorporated is a Delaware corporation

         Park Foundation, Inc. is a North Carolina non-profit corporation

         Dorothy D. Park: U.S.A.

(d)      Title of Class of Securities:

         Common Stock

(e)      CUSIP Number:

         890108103

Item 3.  N/A
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Item 4.          Ownership

(a)      Amount Beneficially Owned

         265,542 shares

(b)      Percent of Class

         7.5%

(c)      Number of shares as to which such person has:

         (i)     sole power to vote or direct the vote:

                 0 shares

         (ii)    shared power to vote or direct the vote:

                 265,542 shares (includes shares held by RHP Incorporated and Park Foundation, Inc.)

        (iii)    sole power to dispose or to direct the disposition:

                 0 shares

         (iv)    shared power to dispose or direct the disposition:

                 265,542 shares (includes shares held by RHP Incorporated and Park Foundation, Inc.)

Item 5.          Ownership of Five Percent or Less of a Class

                 N/A

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                 Prior to his death, Roy H. Park was the beneficial owner of the securities covered by this amended Schedule 13G, either directly or through entities that he controlled or shared control of, and such ownership was previously reported on a Schedule 13G filed by Mr. Park, RHP Incorporated and Park Foundation, Inc. Mr. Park died on October 25, 1993. Although RHP Incorporated and Park Foundation, Inc. continue to hold shares, as described below, this amended Schedule 13G is being filed to reflect changed circumstances regarding RHP Incorporated and Park Foundation, Inc. resulting from Mr. Park's death. During the course of the administration of the Estate, 80,613 shares of the issuer's common stock were sold by the Estate on July 14, 1994.

                 Currently, 244,371 of the shares covered by this amended
Schedule 13G are held by RHP Incorporated. RHP Incorporated currently is owned by Dorothy D. Park (5.13%), the
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Estate of Roy H. Park (the "Estate") (48.83%), and a trust for the benefit of
Mrs. Park created under Mr. Park's will (the "Trust") (46.04%). Mrs. Park is an officer and director of RHP Incorporated and is the sole personal representative of the Estate pursuant to letters testamentary issued to her on December 10, 1993 by the Surrogate's Court of Tompkins County, New York (File No. 93a180-P). Mrs. Park and a wholly owned subsidiary of the issuer, Tompkins County Trust Company, are co-trustees of the Trust, and Mrs. Park is the sole current beneficiary of the Trust. Park Foundation, Inc. is the remainder beneficiary of the Trust.

                 The remainder of the shares (21,171 shares) covered by this amended Schedule 13G are held by Park Foundation, Inc., a North Carolina non-profit corporation. Mrs. Park is an officer and one of six directors of Park Foundation, Inc.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                 N/A

Item 8.          Identification and Classification of Members of the Group

                 This amended Schedule 13G constitutes a group filing pursuant to Rule 13d-1(c). Members of the group are RHP Incorporated; Park Foundation, Inc.; and Dorothy D. Park, personally and as Personal Representative of the Estate of Roy H. Park.

Item 9.          Notice of Dissolution of Group

                 N/A

Item 10.         Certification

                 N/A
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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: 8/28/96                     RHP INCORPORATED

                                  /s/ Dorothy D. Park
                                  ---------------------
                                  By: Dorothy D. Park
                                  Title: President


Date: 8/28/96                     PARK FOUNDATION, INC.

                                  /s/ Dorothy D. Park
                                  -------------------
                                  By: Dorothy D. Park
                                  Title: President


Date: 8/28/96                     DOROTHY D. PARK

                                  /s/ Dorothy D. Park
                                  -------------------


Date: 8/28/96                     DOROTHY D. PARK, PERSONAL REPRESENTATIVE OF
                                  THE ESTATE OF ROY H. PARK

                                  /s/ Dorothy D. Park
                                  -------------------
                                  By: Dorothy D. Park
                                  Title: Personal Representative




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)